SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Coded Communications Corporation
                -----------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
                -----------------------------------------------
                         (Title of Class of Securities)

                                   19-1908102
                -----------------------------------------------
                                 (CUSIP Number)

                                 Fernando Pliego
                               Grupo Information,
                     Satellites & Advertising, S.A. de C.V.
                                 Orizaba No. 182
                                Col. Roma, 06700
                                  Mexico, D.F.
      ---------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)


                                  July 17, 1996
      ---------------------------------------------------------------------
             (Date of event which requires filing of this statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

           Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                               Page 1 of 37 Pages


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CUSIP No.  19-1908102                                         Page 2 of 37 Pages




Response to Question 1:     Grupo Information, Satellites &
                              Advertising, S.A. de C.V.
Response to Question 2:     N/A
Response to Question 3:     SEC USE ONLY
Response to Question 4:     WC,00
Response to Question 5:     N/A
Response to Question 6:     Mexico
Response to Question 7:     10,000,000
Response to Question 8:     0
Response to Question 9:     10,000,000
Response to Question 10:    0
Response to Question 11:    10,000,000
Response to Question 12:    N/A
Response to Question 13:    40.27%
Response to Question 14:    CO




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CUSIP No.  19-1908102                                       Page   3 of 37 Pages




                                  INTRODUCTION

ITEM 1.    SECURITY AND ISSUER

           This Statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.01 per share, of Coded Communications Corporation ("Issuer Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1939 Palomar Oaks Way, Carlsbad, California 92009.

ITEM 2.    IDENTITY AND BACKGROUND

           (a) - (c), (f). This Schedule 13D is being filed on behalf of Grupo Information, Satellites & Advertising, S.A. de C.V. ("ISA").

           ISA is one of a privately-held group of 10 affiliated companies (collectively, "GRUPO ISA"), each of which is legally incorporated under the laws of Mexico. GRUPO ISA is integrated into three divisions of operations:
Electronic Signage, Telecommunications and Outdoor Advertising. GRUPO ISA is engaged in the distribution of mobile data products, satellite communications, computer network systems, electronic signage and advertising. ISA designs, installs, distributes and operates electronic equipment for information display, visual communications and advertising. ISA's products and systems include airport flight information display systems and information display systems for stock exchanges and stockbrokers. In addition, ISA operates a network of remote controlled electronic signs throughout Mexico featuring full color, large format signs used for advertising. Other affiliated companies include a provider of telecommunications services in Mexico, primarily as a long-distance telephone carrier with a teleport in Cancun, Mexico; and the largest producer in Mexico of computerized, full color, large format images. GRUPO ISA also operates over 1,000 billboards throughout Mexico. The principal executive offices of ISA and GRUPO ISA are located at Orizaba No. 182 Col. Roma 06700, Mexico, D.F.

           The name, citizenship, business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of ISA is set forth in Schedule A hereto. Mr. Hugo R. Camou is the Chairman of the Board, President and Chief Executive Officer of ISA. Mr. Camou is also the owner of 85% of the capital stock of ISA. Mr. Camou's spouse is the owner of 5% of the capital stock of ISA. Additional information about Mr. Camou is set forth in Schedule A.

           (d), (e). Neither ISA nor, to the best of ISA's knowledge, any of the directors or executive officers of ISA has, during the last five years: (i) been convicted in a criminal proceeding (excluding



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CUSIP No.  19-1908102                                       Page  4 of 37 Pages




traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The source and amount of the funds or other consideration used by ISA to acquire the Issuer Common Stock are described in Item 4 hereof, under the caption "Second Agreement." The cash advanced by ISA pursuant to the Second Agreement (defined below) came from ISA's working capital funds.

ITEM 4.    PURPOSE OF TRANSACTION.

           The Issuer Common Stock held by ISA was acquired for and is being held as an investment. Except as described below, to the best knowledge of ISA, ISA has not and no director or executive officer of ISA has any present plans or proposals which relate or would result in: (a) the acquisition or disposition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above although, ISA reserves the right to develop such plans or proposals.


Investment Agreement
- --------------------

           Pursuant to the Mutual Agreement of Terms and Conditions entered into May 1, 1996 (the "Investment Agreement") by and among the Issuer, ISA, Renaissance Capital Partners II Limited ("RenCap") and certain holders of the Issuers $1,800,000 principal amount Bridge Loan (the "Bridge Lenders"), ISA has the right, as of the date of the Investment Agreement or pursuant to the exercise



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CUSIP No.  19-1908102                                       Page  5 of 37 Pages




of an option granted thereunder (the "Option") to the following: (i) to receive an amount of Issuer Common Stock equal to 66.7% of the then outstanding Issuer Common Stock (approximately 49,009,000 shares of newly issued Issuer Common Stock, of which 5,000,000 shares issued to ISA prior to July 30, 1996 are to be credited against the shares ISA is to receive pursuant to the Investment Agreement); (ii) to be appointed as the Issuer's exclusive distributor of mobile data products in Mexico and Central and South America for 18 months; (iii) to appoint and thereafter nominate the majority of the members of the Issuer's Board of Directors, including the Chairman of the Board; and (iv) to manage and control the daily operations of the Issuer. Except for the right to manage and control the daily operations of the Issuer and the appointment as the Issuer's exclusive distributor of mobile data products in Mexico and Central and South America, which were effective on May 1, 1996, all other rights will become effective at the time ISA exercises the Option. As extended by ISA, the Option is exercisable by ISA for a period of up to twenty (20) days after the date of approval of the Investment Agreement by the Issuer's stockholders. The Investment Agreement requires stockholder approval on certain matters on or before June 30, 1996. ISA has extended this date to September 30, 1996. As of the date of this Schedule 13D, the necessary approval of the stockholders of the Issuer has not been obtained.

           Under the terms of the Investment Agreement, the Issuer is to receive, (i) a deposit from ISA of $500,000 as advance payment for $1,000,000 in orders for the Issuer's products; (ii) a deposit from ISA of $400,000 placed in a third-party escrow, representing a contribution to the capital of the Issuer, such deposit to be released to the Issuer at the time ISA exercises the Option;
(iii) a commitment to loan the Issuer $1,000,000 for working capital (the "Working Capital Loan"), with funding of the loan to be made at the time ISA exercises the Option; (iv) the agreement of RenCap and the Bridge Lenders to restructure their secured debt, as provided in the Investment Agreement, at the time ISA exercises the Option; and (v) a commitment from ISA to place $10,000,000 in orders for the Issuer's products, over an eighteen (18) month period commencing on the date of the Investment Agreement. ISA's commitment to place $10,000,000 in orders for the Issuer's products will be secured by ISA placing in escrow, pursuant to the Investment Agreement, twenty-four (24) million of the shares of the Issuer's Common Stock to be issued to ISA upon the exercise of the Option. If ISA places less than $10,000,000 in product orders with the Issuer, then ISA will forfeit 2.4 shares of the Issuer's Common Stock for each dollar in orders less than $10,000,000. Further, if ISA does not exercise the Option and the stockholders of the Issuer approve the transaction contemplated by the Investment Agreement, the Issuer has the right to retain $200,000 of the $400,000 capital contribution. The Working Capital Loan will be due one year from the date made and will bear interest at the rate of 6% per year, which will be payable quarterly. The Working Capital Loan is convertible into shares of the Issuer Common Stock at a price of $.25 per share, and will be collateralized by a security interest in substantially all of the assets of the Issuer, subject to a more senior priority security interest in the Issuer assets collateralizing a note to be issued to the Bridge Lenders and any future working capital loans from third-party lenders.


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CUSIP No.  19-1908102                                       Page  6 of 37 Pages




Second Agreement
- ----------------

           ISA, the Issuer and RenCap entered into an agreement, as of July 17, 1996 (the "Second Agreement") pursuant to which (i) ISA funded in advance the $1,000,000 principal amount Working Capital Loan required under the Investment Agreement and immediately converted the Working Capital Loan into 4,000,000 shares of Issuer Common Stock at a price of $.25 per share; (ii) ISA placed in advance product orders of approximately $2,000,000 together with a cash deposit of approximately $500,000 against these orders; and (iii) the Issuer issued 6,000,000 shares of Issuer Common Stock to ISA. Of the 6,000,000 shares of Issuer Common Stock issued to ISA, 5,000,000 shares, will be credited against the shares of Issuer Common Stock to be issued to ISA pursuant to the Investment Agreement, if stockholders of the Issuer approve the Investment Agreement and ISA exercises the Option. The balance of 1,000,000 shares of Issuer Common Stock were issued to ISA in consideration for, among other things, ISA's early funding of the Working Capital Loan and its immediate conversion into shares of Issuer Common Stock, and the release in advance by ISA of $2,000,000 in product orders. Pursuant to the Second Agreement, the $2,000,000 in orders placed by ISA are to be credited against ISA's commitment under the Investment Agreement to place $10,000,000 in orders for the Issuer's products.

ITEM 5.    INTEREST IN SECURITY OF THE ISSUER.

           (a) & (b). The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of ISA as of August 1, 1996:

                    Number of           Percent
Name                Shares              of Class
- ----                ------              --------

ISA                 10,000,000 (1)       40.27%

- ----------------
(1) ISA has sole voting and dispositive power with respect to the shares owned by it.

           (c) Except as set forth in this Item 5, to the best knowledge of ISA, ISA has not, and no directors or executive officers of ISA and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

           (d)       Not applicable.

           (e)       Not applicable.


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CUSIP No.  19-1908102                                       Page  7 of 37 Pages




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Except as set forth in this Schedule 13D, to the best knowledge of ISA, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit No.                     Description of Exhibit
      -----------                     ----------------------

           1. Agreement, entered into May 1, 1996, by and between Grupo Information, Satellites & Advertising, S.A. de C.V., Renaissance Capital Partners II Limited, certain holders of the $1.8 million Bridge Loan and Coded Communications Corporation.

           2. Agreement, entered into as of July 17, 1996 by and among Grupo Information, Satellites & Advertising, S.A. de C.V., Renaissance Capital Partners II Limited, and Coded Communications Corporation.


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CUSIP No.  19-1908102                                       Page  8 of 37 Pages





                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                      GRUPO INFORMATION, SATELLITES &
                                        ADVERTISING, S.A. de C.V.



                                      BY: /s/ Fernand Pliego
                                         ----------------------
                                      NAME:  Fernando Pliego
                                      TITLE:  Executive Representative Officer
DATED: August 1, 1996


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CUSIP No.  19-1908102                                       Page  9 of 37 Pages




                                   SCHEDULE A

                  Board of Directors and Executive Officers of
            Grupo Information, Satellites & Advertising, S.A. de C.V.

           The directors and executive officers of Grupo Information, Satellites & Advertising, S.A. de C.V. are identified in the table below. Directors of Grupo Information, Satellites & Advertising, S.A. de C.V. are indicated by an asterisk.

Name
Business Address
Citizenship
Principal Occupation

       1.        Hugo R. Camou*
                 c/o GRUPO ISA
                 Orizaba No. 182
                 Col. Roma, 06700
                 Mexico D.F.
                 Mexico
                 Chairman of the Board and Chief Executive Officer of GRUPO ISA. Chairman of the Board and President of ISA.

       2.        Raul Camou*
                 c/o GRUPO ISA
                 Orizaba No. 182
                 Col. Roma, 06700
                 Mexico D.F.
                 Mexico
                 Chief Executive Officer of the Electronic
                 Signage Division of GRUPO ISA. Chief Operating Officer, Treasurer and a Director of ISA




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CUSIP No.  19-1908102                                       Page  10 of 37 Pages




       3.        Ernesto A. Pirsch
                 c/o GRUPO ISA
                 Orizaba No. 182
                 Col. Roma, 06700
                 Mexico D.F.
                 Mexico
                 Chief Financial Officer of ISA

       4.        Ma De Jesus Campoy*+
                 Av Universidad 1393-301
                 Col. Florida, 01030
                 Mexico D.F.
                 Mexico
                 Self-employed physician

- --------

+          Ma De Jesus Campoy is the wife of Hugo R. Camou.



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CUSIP No.  19-1908102                                       Page  11 of 37 Pages




                                  EXHIBIT INDEX

     Exhibit No.                       Description of Exhibit
     -----------                       ----------------------

           1.         Agreement,   dated  May  1,  1996  by  and  between  Grupo
                      Information, Satellites & Advertising, S.A. de C.V., Renaissance Capital Partners II Limited, certain holders of the $1.8 million Bridge Loan and Coded Communications Corporation.

           2.         Agreement,   dated  July  17,  1996  by  and  among  Grupo
                      Information,  Satellites  &  Advertising,  S.A.  de  C.V.,
                      Renaissance Capital Partners II Limited, and Coded Communications Corporation.




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CUSIP No.  19-1908102                                       Page  12 of 37 Pages




                                    Exhibit 1



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CUSIP No.  19-1908102                                       Page  13 of 37 Pages




                                    AGREEMENT

           This Mutual Agreement of Terms and Conditions is entered into by and between Group Information, Satellites & Advertising, S.A. de C.V. ("ISA"), Renaissance Capital Partners II Limited ("Renaissance"), certain holders of the $1.8 million Bridge Loan ("Bridge Lenders") and Coded Communications Corporation ("Coded") this 1st day of May, 1996.

           Whereas, all the parties to this agreement desire to recapitalize Coded so as to enable Coded to operate efficiently and effectively for the benefit of its customer, shareholders, investors and employees; and

           Whereas, the parties have a desire to avoid the liquidation or foreclosure of the assets of Coded;

           Now, therefore, in consideration of mutual promises by and between the parties to this agreement, and for other valuable consideration, receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.         Current Arrangements between Coded and ISA.

1.1        ISA Order and Deposit.

           Upon execution of this agreement and implementation of paragraph 1.2, ISA shall immediately place an order for approximately One Million Dollars ($US) worth of goods and/or services with Coded and shall deposit $500,000 ($US) against this order placed with Coded.

1.2        Management and Control.

           Upon receiving the approximately $1.0 million dollar ($US) order and receiving the $500,000 ($US) deposit, Coded shall be deemed to have granted ISA the right to manage and control the day to day operations of Coded, including but not limited to the right to negotiate and enter into arrangements on behalf of Coded to restructure the trade payables and other debt of Coded. ISA will work with Coded to preserve working relationships and vendor good will to the extent that such can or should be preserved. Coded shall execute such debt restructure agreements negotiated by ISA on Coded's behalf as partial consideration for the order and deposit being placed by ISA and the other provisions of this agreement. This grant to ISA shall terminate upon the expiration of the Option period described below.




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CUSIP No.  19-1908102                                       Page  14 of 37 Pages




1.3        Grant of Option to ISA.

           Coded hereby grants to ISA an option to (1) acquire 66.7% of the Coded common stock and (2) to become the exclusive distributor for Coded in all of Mexico, Central and South America during the eighteen months following exercise of the option (provided that while ISA is the exclusive distributor for Coded in these areas ISA can not sell products competitive to the Coded product line), all in exchange for $400,000 in cash, a loan of $1.0 million, the promise to place at least $10.0 million in orders over eighteen months from the signing of this agreement and for inducing Renaissance and the Bridge Lenders to make modifications to their positions, the other consideration set forth herein, all as more definitively set forth in this Agreement. This option may be exercised if at all by faxing a written exercise of option to Coded at (619) 438-8796 within sixty days of execution of this agreement. ISA may, at its sole option, extend this time period to a date twenty days after shareholder approval is secured for those terms of this agreement that require shareholder approval.

           Upon exercise of the option, Coded shall immediately issue to ISA an amount of Coded common shares on an "after-conversion" basis (see paragraph 4.1) equal to 66.7% of outstanding common shares. By way of example, ISA shall be issued 49,005,703 common shares if there are outstanding on an "after-conversion" basis 73,441,005 shares of common stock on the date of the closing of this transaction as shown in paragraph 4.1. This common stock shall have one demand registration right with reasonable registration costs to be borne by Coded. The terms of the registration right will be at least as favorable as the terms of the registration right agreement between Renaissance and Coded entered into at the time of the original Debenture.

1.4 Contribution to Pay Bridge Loan. Upon signing of this agreement, ISA shall place $400,000 into escrow at a United States banking or trust institution selected by Renaissance in the name of Coded to be release as a capital contribution to Coded or returned as follows:

           (a) If the shareholders decline to approve the transactions described in this agreement that require shareholder approval within sixty days (or as extended as ISA's sole option), then the funds shall be returned to ISA immediately. Notwithstanding any other provision of this agreement, if the shareholders decline to so approve, then ISA shall be deemed to have been granted a three year exclusive distributorship for Coded products for Mexico, Central and South America without any performance requirements, but otherwise with terms similar to distributorship agreements that Coded presently has with others.

           (b) If the shareholders approve the transactions described in this agreement within sixty days (or as extended at ISA's sole option) and ISA does not exercise the Option, then $200,000 shall be released to Coded. The remaining $200,000 shall be immediately returned to ISA.




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CUSIP No.  19-1908102                                       Page  15 of 37 Pages




           (c) If the shareholders approve the transaction described in this agreement within sixty days (or as extended at ISA's sole option) and ISA exercises the Option, then $400,000 shall be released to Coded.

Coded agrees the sum released to Coded will be used to pay down the Bridge Loan. See paragraph 3.2.1. This provision will constitute irrevocable instructions to the escrow holder.

2.         Post-Option Exercise Arrangements between ISA and Coded.

2.1 ISA Orders to Coded. During the 18-month period commencing on the date of this agreement and provided the Option is exercised, ISA will cause to be placed with Coded, orders for at least $10 million. Such orders shall be negotiated at arms length with terms comparable to Coded's customary terms, prices and conditions offered to its most favored customer, agent or dealer similarly situated in any part of the world.

2.2 Escrow of Stock. ISA shall place 24 million shares of common stock received through exercise of the Option into an escrow account. During such time as the shares are held in escrow, ISA shall have the right to vote all shares and will enjoy any other benefits derived from the beneficial ownership of such shares including dividends. In the event ISA does not cause to be place with Coded over an 18 month period beginning on the date of execution of this agreement (and provided the Option is exercised), order for $10,000,000 (which includes the initial $1.0 million order referred to in paragraph 1.1 above) with terms and conditions as described in paragraph 2.1 above, then any shares remaining in escrow shall be transferred to Coded treasury and retired. The number of shares to be transferred to Coded shall be equal to an amount calculated by multiplying the difference between $10 million in orders and the actual amount of orders placed with Coded over the 18-month period, times 2.4. By way of example, if $8.5 million in orders are placed or caused to be placed by ISA over the eighteen month period, then Coded shall receive and retire 3.6 million shares from the escrow. During the 18-month period ISA shall receive shares certificates on an as earned basis from the escrow with distribution of share certificates to occur quarterly.

2.3 ISA Loan to Coded. At the transaction closing, ISA shall advance cash of $1,000,000 to Coded in exchange for a secured promissory note. The promissory note shall have a maturity date of 12 months, with an interest rate of 6%, interest payable quarterly. The promissory note shall be collateralized by a senior security interest in the assets of Coded and its subsidiaries Decom Systems Inc. and Coded Mobile Communications. The amount of the funds advanced may be increased from time to time at the sole discretion of ISA and such advance will be reflected in the secured promissory note. ISA shall have the right to convert the entire amount of the initial $1.0 million loan to common stock at the conversion rate of



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CUSIP No.  19-1908102                                       Page  16 of 37 Pages




           $0.25 to one share of common. This conversion right will be protected from dilution as follows:

                     Split up of Combination of Shares:

                               In case issued and outstanding shares of Common Stock shall be subdivided or split up into a greater number of shares of Common Stock, the Conversion Price shall be proportionally decreased, and in the case issued and outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Conversion Price shall be proportionately increased, such increase or decrease, as the case may be, becoming effective at the time of record of the split-up or combination, as the case may be.

                     Adjustment for Mergers, Consolidations, Etc.:

                               (1) In case of any capital reorganization, reclassification of the stock of Borrower (other than a change in par value or as a result of a stock dividend, subdivision, split up or combination of shares), or consolidation or merger of Borrower with or into another person or entity (other than a consolidation or merger in which Borrower is the continuing corporation and which does not result in any change in the Common Stock) or of the sale, exchange, lease, transfer or other disposition of all or substantially all of the properties and assets of Borrower as an entity or the participation by Borrower in share exchange as the corporation the stock of which is to be acquired, this shall be convertible into kind and number of shares of stock or other securities or property of Borrower (or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold, exchanged, leased, transferred or otherwise disposed, or which was the corporation whose securities were exchanged for those of Borrower), to which the holder herein would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of this instrument immediately prior to the occurrence of such event. The provisions of these foregoing sentence shall similarly apply to successive organizations, reclassifications, consolidations, mergers, sales, exchanges, leases, transfers or other dispositions or other share exchanges.

2.4 Board. After the Option is exercised Coded shall cooperate to cause ISA to have the right to appoint a majority of the members of the Coded Board of Directors, including the Chairman of the Board.

CUSIP No.  19-1908102                                       Page  17 of 37 Pages





2.5 Exclusive Distributorship. Provided ISA provides orders of at least $10 million during the eighteen month period following the execution of this agreement then ISA's appointment pursuant to paragraph 1.3 as the exclusive distributor for Coded in Mexico, Central and South America shall become an exclusive distributorship for an additional three year period with continuing three year extensions to ISA provided ISA's performance has been reasonably satisfactory. While ISA is the exclusive distributor for Coded in these areas ISA can not sell products competitive to the Coded product line. This exclusive distributorship shall be on customary terms similar to existing distributorship agreements that Coded presently has with others. Should a dispute arise as to what are customary terms, it shall be settled by arbitration.

3.         Modification  of Senior  Secured Debt  Positions Upon Exercise of the
           Option.

           Should ISA decide, in its sole discretion, that a restructure of the trade payable and other debt of Coded is feasible, secures enforceable written agreements evidencing reductions in those debts and it exercises the Option, then Renaissance and the Bridge Lenders shall be deemed to have immediately modified their positions with Coded as follows:

3.1        Restructuring of $4.0 Million Debenture

           3.1.1 Amendment of Debenture. Upon exercise of the Option, Renaissance, ISA and Coded agree that Renaissance will amend the $4.0 million principal amount, 12% Convertible Debenture, and all interest accrued and payable thereon through the date of execution of this agreement, totaling $4.8 million, for a 6% debenture convertible as set forth below into Series B Preferred Stock of Coded.

           3.1.2 Terms of New Debenture. The amended debenture shall include the following terms and conditions and otherwise be in the specific form as agreed upon and distributed to Renaissance, ISA and Coded which is attached hereto as Exhibit A:

           (a) principal amount of $4.8 million;

           (b) interest to accrue at 6% per annum, payable semi-annually with interest to be paid 50% in the common stock of Coded and 50% in cash;

           (c) maturity date to 7 years from the Transaction closing date;

CUSIP No.  19-1908102                                       Page  18 of 37 Pages




           (d) collateralized by existing security interests in assets of Coded and its Coded Mobile Communications and Decom Systems subsidiaries such security interest in the assets to be subordinated to existing senior debt, future working capital debt, the Bridge Lenders as set forth herein and the ISA promissory note described herein.

           3.1.3 Conversion Right. The amended debenture shall be converted into Series B Preferred Stock under the following conditions:

           (a) at any time that the value of the shares of common stock to be issued upon the conversion of Series B Preferred Stock is equal to 70% or more of the principal amount of the 6% debenture ($3.36 million if the principal amount of the 6% debenture is $4.8 million) or

           (b) at a time prior to the Coded common stock being listed for trading on the NASDAQ SmallCap Market or National Market System and Coded shareholders' equity, under generally accepted accounting principals ("GAAP"), shall equal or exceed $3.0 million, including the conversion of the 6% debenture into common or preferred stock.

           (c) Minimum Valuation. ISA agrees that Renaissance shall be guaranteed against a market decline in the underlying value of the 7,344,101 Coded common shares so as to maintain a minimum valuation of $3.36 million dollars. Therefore, it is agreed that if at the end of three years from the date of closing, the underlying Coded common stock market value of the Series B Preferred Stock is less than $3.36 million, then ISA will convey to Renaissance up to a maximum of 7,344,000 shares of Coded common stock so as to compensate (as far as that number of shares goes) for the market value deficit below $3.36 million. To assure performance, ISA shall concurrently with the conversion of the Renaissance convertible debenture into Series B Preferred Stock, escrow 7,344,000 shares of Coded common owned by ISA with an independent party. ISA shall have the right to vote all shares and will enjoy any other benefits derived from the beneficial ownership of such shares including dividends. Renaissance agrees that Coded may require the conversion of the Debenture into Series B Preferred Stock any time after August 1, 1996 if either of the following two conditions occur:

           * Coded's net worth equals or exceeds $1.0 million with no more than $500,000 of that net worth attributable to reversal of balance sheet reserves; or

           * at Renaissance's option Coded's net worth equals or exceeds $500,000 with no reversal of balance sheet reserves.

"Net worth" as used in this paragraph shall not include any goodwill arising on the balance sheet subsequent to the Closing of this transaction and shall treat the convertible debenture as converted and, thus, as equity.

CUSIP No.  19-1908102                                       Page  19 of 37 Pages




           (d) The Series B Preferred Stock is convertible into 7,344,101 shares of Coded common stock. With respect to Series B Preferred Stock, it is callable by Coded at any time after the value of the shares of common stock into which the Series B Preferred Stock is convertible is first equal to or more than 1.5 times the liquidation preference of the Series B Preferred Stock. Value per share shall be determined by the average of the bid price of Coded common stock for the 20 trading days following the filing of a Coded 10Q or 10K, as quoted by the NASD, NASDAQ or other applicable over-the-counter market or applicable stock exchange.

           (e) This conversion right will be protected from dilution as follows:

                     Split up or Combination of Shares:

                               In case issued and outstanding shares of Common Stock shall be subdivided or split up into a greater number of shares of Common Stock, the Conversion Price shall be proportionally decreased, and in the case issued and outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Conversion Price shall be proportionately increased, such increase or decrease, as the case may be, becoming effective at the time of record of the split-up or combination, as the case may be.

                     Adjustment for Mergers, Consolidations, Etc.:

                               In case of any capital reorganization, reclassification of the stock of Borrower (other than a change in par value or as a result of a stock dividend, subdivision, split up or combination of shares), or consolidation or merger of Borrower with or into another person or entity (other than a consolidation or merger in which Borrower is the continuing corporation and which does not result in any charge in the Common Stock) or of the sale, exchange, lease, transfer or other disposition of all or substantially all of the properties and assets of Borrower as on entity or the participation by Borrower in share exchange as the corporation the stock of which is to be acquired, this Debenture shall be convertible into kind and number of shares of stock or other securities or property of Borrower (or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold, exchanged, leased, transferred or otherwise disposed, or which was the corporation whose securities were exchanged for those of Borrower), to which the holder of the Debenture would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such

CUSIP No.  19-1908102                                       Page  20 of 37 Pages




                               event. The provisions of these foregoing sentence shall similarly apply to successive organizations, reclassifications, consolidations, mergers, sales, exchanges, leases, transfers or other dispositions or other share exchanges.

           3.1.4 Non Conversion. Notwithstanding the above, the 6% debenture will not be automatically converted into Series B Preferred Stock until such time as not more than $1.0 million in past due and disputed vendor claims shall be outstanding.

           3.1.5 Terms of Series B Preferred. The Series B Preferred Stock shall include the following terms and conditions:

           (a) liquidation preference in the amount of $4.8 million or the principal amount of the 6% debenture if lower;

           (b) dividend rate of 6%, cumulative, payable semi-annually, 50% in common stock and 50% in cash;

           (c) no dividend shall be declared or accrue after such time that the value of the shares of common stock into which the Series B Preferred Stock is convertible is first equal to or more than 1.5 times the liquidation preference of the Series B Preferred Stock;

           (d) convertible into shares of Coded common stock in an amount equal to 10% of the outstanding common shares, calculated on an "after-conversion" basis as shown specifically in section 4.1 (by way of example, a total of 7,344,101 common shares assuming that the "after-conversion" number of outstanding common shares is equal to 73,441,005 shares at the time of the transaction closing date); and

           (e) the common shares underlying the Series B Preferred Stock shall have one demand registration right, with reasonable registration costs to be borne by Coded.

For purposes of this Agreement, value per share shall be determined by the average of the bid price of Coded common stock for the 20 trading days following the filing of a Coded 10Q or 10K, as quoted by the NASD, NASDAQ or other applicable over-the-counter market or applicable stock exchange.

           3.1.6 Appointment of Director. Renaissance will have the right tro appoint one director of the Coded Board of Directors or to have one person attend board meetings as an advisory member, until its preferred stock is converted to common. It is the intent of Coded to initially have a five (5) person Board of Directors.

CUSIP No.  19-1908102                                       Page  21 of 37 Pages




3.2        Restructuring of $1.8 Million Bridge Loan

           3.2.1 Restructure. The Bridge Lenders, ISA and Coded agree that upon exercise of the Option, the $1.8 million principal amount Bridge Loan shall be deemed to be restructured such that in lieu of all existing rights against Coded, Bridge Lenders accept the following:

           (a) principal in the amount of $400,000 shall be paid when all shareholder approvals have been secured for the transactions described in this agreement. This will be paid from escrowed funds described in paragraph 1.4;

           (b) principal amount of $600,000 payable with 6 percent annual interest payable quarterly shall be all due one year from the transaction closing date. The existing Bridge Lenders security interest in the assets of Coded, including the interest in the assets of Decom Systems, Inc. and Coded Mobile Communications, Inc. shall continue as it presently exists to secure this $600,000 debt, except the Bridge Lenders shall upon Option exercise subordinate its security interest in the accounts receivable of Coded Communications Corporation and Mobile Data Communications, Inc. to future working capital debt. The security for the $1.0 million loan to Coded from ISA shall be junior to the security for this $600,000 loan. If a sale of Decom should occur earlier than the one year date, then the net cash proceeds, after expenses of sale, will be applied to the obligation up to the then unpaid balance. This would also be convertible to common stock of Coded at the conversion rate of $0.25 to one share of common. This conversion right will be protected from dilution as follows:

           Split up or Combination of Shares:

                     In case issued and outstanding shares of Common Stock shall be subdivided or split up into a greater number of shares of Common Stock, the Conversion Price shall be proportionally decreased, and in the case issued and outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock, the Conversion Price shall be proportionately increased, such increase or decrease, as the case may be, becoming effective at the time of record of the split-up or combination, as the case may be.


           Adjustment for Mergers, Consolidations, Etc.:

                     In case of any capital reorganization, reclassification of the stock of Borrower (other than a change in par value or as a result of a stock dividend, subdivision, split up or combination of shares), or consolidation or merger of Borrower with or into another

CUSIP No.  19-1908102                                       Page  22 of 37 Pages




                     person or entity (other than a consolidation or merger in which Borrower is the continuing corporation and which does not result in any change in the Common Stock) or of the sale, exchange, lease, transfer or other disposition of all or substantially all of the properties and assets of Borrower as an entity or the participation by Borrower in share exchange as the corporation the stock of which is to be acquired, this shall be convertible into kind and number of shares of stock or other securities or property of Borrower (or of the corporation resulting from such consolidation or surviving such merger or to which such properties and assets shall have been sold, exchanged, leased, transferred or otherwise disposed, or which was the corporation whose securities were exchange for those of Borrower), to which the holder herein would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of this instrument immediately prior to the occurrence of such event. The provisions of this foregoing sentence shall similarly apply to successive organizations, reclassifications, consolidations, mergers, sales, exchanges, leases, transfers or other dispositions or other share exchanges.

           (c) Principal amount of $800,000 to be converted into Series A Preferred Stock, first position liquidation preference of $800,000, dividend rate of 8% payable semi-annually, payment to be made 50% in common stock and 50% in cash. Series A Preferred Stock is to be convertible into Coded common stock in an amount equal to 2,400,000 shares. With respect to Series A Preferred Stock, it is callable by Coded at any time after the value of the shares of common stock into which the Series A Preferred Stock is convertible is first equal to or more than 1.5 times the liquidation preference of Series A Preferred Stock. Value per share shall be determined by the average of the bid price of Coded common stock for the 20 trading days following the filing of a Coded 10Q or 10K, as quoted by the NASD, NASDAQ or other applicable over-the-counter market or applicable stock exchange.

           (d) All rights under the Share Purchaser Warrant Certificate or any other rights other than set forth herein to acquire stock rights cease to exist upon exercise of the Option by ISA.

           3.2.2 Distribution to Bridge Lenders. All cash payments and shares of Series A Preferred Stock shall be distributed by Coded to the Bridge Lenders pro-rata based upon the principal amount of the Bridge Loan, or in such other amounts and manner as the Bridge Loan lenders shall mutually agree amongst themselves.

4.         Other Terms and Conditions.

4.1 Post Transaction Stock Ownership. The respective "after-conversion" common stock ownership interest of Coded, assuming the closing of this transaction, will be following:

CUSIP No.  19-1908102                                       Page  23 of 37 Pages



Common shares outstanding (March 1, 1996)                                  14,688,202           20.0%
ISA (including escrowed shares)                                            49,008,703           66.7%
Renaissance (for $4.8 million Series B Preferred)                           7,344,101           10.0%

Bridge Loan Lenders
                     (for $0.8 million Series A Preferred)                  2,400,000            3.3%
                                                                           73,441,005          100.0%

4.2 Contracts and Instruments to Implement Agreement. The parties anticipated that Coded shall remain a publicly-held Delaware corporation, and that the contracts and instruments prepared to effect the terms of this agreement will contain terms, conditions and obligations requiring compliance by all parties with applicable United States and State securities laws and regulations. Coded's shareholder approval will be required for certain provisions of the final transaction which the board of Coded will use its best efforts to secure as soon as possible. Coded represents and warrants that to the best of its knowledge there is no provision of the federal or state securities laws that would prevent them from carrying out the terms of this Agreement.

4.3 Bonus Shares. Coded shall cause to be issued and held in escrow for the benefit of Renaissance and the Bridge Lenders, 3.0 millon authorized common shares to be delivered to Renaissance and the Bridge Lenders upon exercise of the Option by ISA as follows:

           (a) one million shares when Coded common stock is trading at or above $0.25 per share, distributed as follows:

                      * 200,000 pro rata to the holders of Series A Preferred Stock
                      *          800,000 to Renaissance;

           (b) one million shares when Coded common stock is trading at or above $0.50 per share distributed as follows:

                      * 200,000 pro rata to the holders of Series A Preferred stock
                      *          800,000 to Renaissance;

CUSIP No.  19-1908102                                       Page  24 of 37 Pages




           (c) one million shares when Coded common stock is trading at or above $1.00 per share distributed as follows:

                      * 200,000 pro rata to the holders of Series A Preferred Shares
                      *          800,000 to Renaissance;

For purposes of this Agreement, Coded value per share shall be determined by the average of the bid price of Coded common stock for the 20 trading days following the filing of a Coded 10Q or 10K, as quoted by the NASD, NASDAQ or other applicable over-the-counter market or stock exchange. The issuance of these shares will dilute each of those shown on the table in 4.1 above.

4.4 Stock Option Plans. ISA and Coded intend to install a stock option plan for the benefit and incentive of the employees and management of Coded. The options available under the Plan shall not exceed fifteen percent of the total outstanding common stock of Coded, counting all conversion rights to acquire common stock as if exercised. Options eventually exercised, if any, under the stock option plan shall be dilutive of the shareholders then existing.

4.5 Authorized Shares. The parties understand that certain of the share issuances contemplated herein are subject to shareholder approval of the increase in the authorized shares. If the shareholders fail to approve such increase ISA, may, at its sole option, withdraw from this agreement and have no obligation to any party.

4.6 Disclosure of Employment Agreements. ISA and the senior management of Coded shall immediately disclose to Renaissance any pending oral or written agreements concerning compensation or other employment arrangements that may go into effect during the Option period or at exercise of the Option. After exercise of the Option Renaissance shall be provided with reports and information consistent with its representation on the board of directors.

4.7 Mutual Agreement. During the Option period Renaissance shall not commence foreclosure under any of its security agreements with Coded without first securing the written consent of ISA. Under the terms of this agreement ISA cannot foreclose without Renaissance's written agreement.

4.8 Mutual Agreement. During the Option period the Bridge Lenders shall not commence foreclosure under any of its security agreement with Coded without first securing the written consent of ISA. Under the terms of this agreement ISA cannot foreclosure without the Bridge Lenders' written agreement.

CUSIP No.  19-1908102                                       Page  25 of 37 Pages




4.9 Closing. The Closing date is hereby defined to be as soon as possible but no later then the tenth day following execution and delivery by fax of a writing evidencing ISA's approval of the debt restructuring accomplished and exercise of the Option.

4.10 Time is of the Essence. The parties agree to use their best efforts to close the transaction contemplated by this Agreement in a timely manner with due haste.

4.11 Post Option Exercise Board of Directors. Upon exercise of the ISA Option, the authorized number of Coded directors will be changed by resolution of the board of five members. Then the present members of the board of directors , except Jack Robinson, shall resign seriatim so that ISA may appoint three directors and Renaissance may appoint one director. Should Jack Robinson resign or be removed for any reason from the board of directors, then a committee composed of one representative of ISA and one representative of Renaissance shall submit a replacement nominee to the board of directors.

5.         Important Miscellaneous Provisions.

           Each of the parties hereto has read and agrees to the important miscellaneous provisions which follows the signatory page of this contract.

6.         Authority as Signatories

6.1 The individuals executing this Agreement for and on behalf of the parties hereto hereby warrant and represent that they are dully authorized to enter into this Agreement for and on behalf of said parties by a resolution of the Board of Directors, or other governing body, of the respective parties.

6.2 This Agreement may be signed in counterparts and when so signed shall be fully enforceable as if each party signed one agreement.

           IN WITNESS WHEREOF, this Agreement is executed by the parties effective as of May 1, 1996.

GRUPO INFORMATION, SATELLITES & ADVERTISING, S.A. de C.V.


By:        /s/ Hugo Camou
     --------------------------
Its:      President
     --------------------------
Dated:    May 1, 1996
     --------------------------

CUSIP No.  19-1908102                                       Page  26 of 37 Pages




CODED COMMUNICATIONS CORPORATION

By:        /s/ John Robinson
     --------------------------
Its:          President
     --------------------------
Dated:          May 1, 1996
     --------------------------

Renaissance Capital Partners II LTD.
(as Bridge Lender and a Debenture Holder)


By:      /s/ Vance Arnold
     --------------------------
Its:       President
     --------------------------
Dated:         April 19, 1996
     --------------------------

Bridge Lender
JERSEY INVEST, LTD.


By:      /s/ James Curtis
     --------------------------
Its:     President & CEO
     --------------------------
Dated:          May 2, 1996
     --------------------------

Bridge Lender
STEWART LEASING COMPANY


By:     /s/ JoAnna McMichael
     --------------------------
Its:     Vice President, Secretary
     --------------------------
Dated: May 2, 1996
     --------------------------


Bridge Lender
MINDFULL PARTNERS, L.P.


By:        /s/ Stuart Rudick
     --------------------------
Its:     General Partner
     --------------------------
Dated:May 2, 1996
     --------------------------

CUSIP No.  19-1908102                                       Page  27 of 37 Pages




Bridge Lender
STUART L. RUDICK IRA


By:       /s/ Stuart L. Rudick
Its:
Dated: May 2, 1996

Bridge Lender
MAHROOK DRIVER


By:    /s/ Mahrook Driver
     --------------------------
Its:
     --------------------------
Dated:          May 2, 1996
     --------------------------

Bridge Lender
HERMAN HODGES


By:    /s/ Herman Hodges
     --------------------------
Its:
     --------------------------
Dated: May 2, 1996
     --------------------------

CUSIP No.  19-1908102                                       Page  28 of 37 Pages




                       IMPORTANT MISCELLANEOUS PROVISIONS

                                Entire Agreement

       This Agreement constitutes the entire Agreement between the parties on the subject matter hereof and supersedes all previous discussions, promises, representations or agreements respecting the subject matter contained herein, except the parties acknowledge the continuing existence of security agreements and registration rights agreements. There are no representations, agreements, arrangements, promises or understandings, oral or written, between and among the Parties relating to the subject matter of this Agreement that are not fully expressed herein. No alteration or modification of this Agreement shall be valid unless agreed to in writing and duly signed by both the parties. This Agreement was drafted by representatives of both parties and shall not be construed against either party on the basis of that party being the drafter of the Agreement.

                                   Amendments

       The provisions of this Agreement may be amended by the written consent of the Parties. Any amendment of this Agreement shall be in writing, dated, and executed by all Parties. If any conflict arises between the provisions of any amendment and the original Agreement as previously amended, the most recent provisions shall control.

                                   Successors

       Subject to the restrictions against assignment contained herein, this Agreement shall inure to the benefit of and shall be binding upon the assigns, successors in interest, personal representatives, estates, heirs, and legatees of each of the parties hereto.

                        Governing Law; Forum; Arbitration

       All matters effecting the interpretation, form, validity, enforcement and performance of this Agreement shall be decided under the laws of the State of California and in a forum located in San Diego County, California. This forum selection and choice of law selection are material considerations for entering into this contract. Any and all disputes concerning the rights and obligations of the parties hereto except claims of monetary default or misrepresentation or fraud in the inducement but including any other claimed breach shall be resolved by binding arbitration under the rules of the American Arbitration Association and if International portions are present using the rules of the International Chamber of Commerce. The parties shall have the right to conduct full discovery, as that term is commonly used under California Law, in the arbitration. The decision of the arbitrator(s) shall be final and binding upon the parties without right of appeal.



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CUSIP No.  19-1908102                                       Page  29 of 37 Pages




                               Waiver and Estoppel

       The failure of either party hereto to enforce, or the delay by either party in enforcing, any of its rights under this Agreement shall not be deemed a continuing waiver or a modification hereof and either party may, within the time provided by applicable law, commence appropriate legal proceedings to enforce any or all of such rights. Only an admitted oral representation (or promise) or a writing clearly and unequivocally expressing either a waiver of a known right or a promise not to enforce a particular provision in the future shall be sufficient to prevent any party from taking any action sanctioned or allowed by this agreement. No party will be deemed to be estopped from taking any action sanctioned by this agreement on account of any other alleged conduct.

                                  Severability

       In case any of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, then the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby unless the provision was a material consideration inducing one or both of the parties to enter into this agreement. In such a case the parties hereto agree to attempt to negotiate a substitution for the provision held invalid, illegal or unenforceable. Should that effort fail, then the matter shall be referred to arbitration an the arbitrator is empowered to amend or modify any of the terms of this agreement to compensate for the loss of the provision held invalid, illegal or unenforceable.

                         Representations and Warranties.

       The parties hereto, and each of them, represent and warrant to each other and agree with each other, as follows:

           (a) Each of the parties hereto has had the opportunity to receive independent legal advice from attorneys of its, or his own choice, with respect to the advisability of entering into this contract and, prior to the execution of this Agreement.

           (b) In negotiating this Agreement, each party and its or his attorneys have made various statements and representations to other parties and their attorneys. Nevertheless, each party specifically does not rely upon any statement, representation, legal opinion or promise of any other party in executing this Agreement, except as expressly stated in this Agreement.

           (c) There have been no other agreements or understandings between the
parties  hereto  concerning  this  restructuring,   except  as  stated  in  this
Agreement.




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CUSIP No.  19-1908102                                       Page  30 of 37 Pages




           (d) Each party, together with its or his attorneys, has had the opportunity to make such investigation of the facts and of the law pertaining to this Agreement, and all the matters pertaining thereto, as it or he deems necessary.

           (e) The terms of this Agreement are contractual, not a mere recital.

           (f) This Agreement had been carefully read by, the contents hereof are known and understood by, and it is signed freely by each person executing this Agreement.

           (g) Each party hereto agrees that such party will not take any action which would interfere with the performance of this Agreement by the other party hereto or which would adversely affect any of the rights provided for herein.

           (h) The party each represent and warrant that he had the right to grant the rights granted to the other parties in this contract and represents that no portion of the rights granted herein has been assigned or transferred or given as security to a person, firm or entity which is not a party to this agreement. In the event that any claim, demand or suit shall be made or instigated against any party because of any such purported assignment, transfer or grant of security interest, each party hereto as the case may be hereby indemnifies and holds the other free and harmless from and against any such claim or demand.

                           Subsequent Attorneys' Fees.

           (a) In the event that any action, suit, or other proceeding is instituted to remedy, prevent, or obtain relief from a breach of this Agreement, or arising out of a breach of this Agreement, the prevailing party shall recover all of such party's attorneys' fees incurred in each and and every such action, suit, or other proceeding, including any and all appeals or petitions therefrom.

           (b) As used herein, attorney's fees shall be deemed to mean the full and actual cost of any legal services actually performed in connection with the matters involved, calculated on the basis of the usual fees charged by the attorneys performing such services and shall not be limited to reasonable "attorneys' fees" as defined in any statute or rule of court.



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CUSIP No.  19-1908102                                       Page  31 of 37 Pages





                                    Exhibit 2

CUSIP No.  19-1908102                                       Page  32 of 37 Pages




                                    AGREEMENT

           This Agreement is entered into as of July 17, 1996, by and among Grupo Information, Satellites & Advertising, S.A. de C.V. ("ISA"), Renaissance Capital Partners II Limited ("RenCap"), and Coded Communications Corporation, a California Corporation ("Coded"), each of whom agree as follows:

           1. Recitals. This Agreement is entered into based on the following essential facts, the accuracy of which the parties acknowledge:

           1.1 Coded is suffering severe cash flow problems and needs financing for working capital and the retirement of debt. In an attempt to satisfy its financial needs, Coded entered into the Mutual Agreement of Terms and Conditions as of May 1, 1996, with ISA, RenCap, and others (the "Multi-Party Agreement").

           1.2 Because of the delays in closing the transactions contemplated by the Multi-Party Agreement and in restructuring the debt of Coded, ISA's relationship with Coded has become strained and Coded's potential business opportunities in Mexico and Latin America are in jeopardy if it does not soon provide its products and services.

           1.3 To help meet Coded's needs, ISA is willing to immediately make the $1,000,000.00 loan to Coded described in Section
                      2.3 of the Multi-Party Agreement (the "Loan"), and to concurrently convert the Loan into equity in accordance with the Multi-Party Agreement. By the conversion, Coded will avoid the burden of additional debt, and improve its liquidity and capital position.

           1.4 ISA additionally is willing to accelerate its purchase orders described in the Multi-Party Agreement (to which ISA is not required to make). In accordance with this Agreement, ISA will place $1,000,000.00 in purchase orders with Coded (along with a $250,000.00 deposit in accordance with Coded's standard international terms of sale), thereby raising the amount of its purchase orders with Coded to $2,000,000.00 (which is approximately 20 percent of its total order requirement under the Multi-Party Agreement). The parties intend that ISA receive Five Million of the approximately Forty-Nine Million shares to which ISA is entitled under the Multi-Party Agreement (which represents about ten percent of the shares released to ISA on account of ISA's potential purchase orders).



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CUSIP No.  19-1908102                                       Page  33 of 37 Pages





           1.5 The parties intend that ISA accelerate an additional $1,000,000.00 of purchase orders to Coded (along with an additional $250,000.00 advance in accordance with Coded's standard international terms of sale), on which Coded is expected to realize a gross margin of $450,000.00, in exchange for the issuance to ISA of One Million shares of Coded's stock.

           1.6 Upon consummation of this Agreement, Coded will have recieved $3,000,000.00 of the $10,000,000.00 (i.e., Thirty
                      Percent) worth of orders to which ISA may ultimately be committed under the Multi-Party Agreement (which includes $1,000,000.00 of ISA's orders placed with Coded before the date of this Agreement), along with total deposits on such orders in the amount of $1,000,000.00, as well as $1,000,000.00 of additional equity; and ISA will own Ten Million shares of Coded's common stock.

           2. ISA Orders to Coded.

           2.1 Acceleration of Orders Under Multi-Party Agreement. On or before July 24, 1996, ISA shall place with Coded a binding purchase order for at least One Million Dollars (US $1,000,000) worth of Coded's goods and services, and shall deposit Two Hundred Fifty Thousand Dollars (US $250,000) with Coded towards the purchase order. The purchase order will be made pursuant to the Multi-Party Agreement, and the order will be credited towards the purchase orders required by ISA under Section 2.1 of the Multi-Party Agreement. Because ISA is accelerating the purchase orders to Coded, promptly on Coded's receipt of the orders described in this paragraph, Coded shall issue ISA or its assignee Five Million shares of Coded's common stock. Such shares will be credited towards the stock to be issued to ISA under Section 1.3 of the Multi-Party Agreement (i.e., Forty-Four Million Eight Thousand Seven Hundred and Three [44,008,703] shares of Coded's common stock will remain subject to the Option described in the Multi-Party Agreement). The Shares will be issued in the name of ISA or its permitted assignee, in the form of five separate certificates, each in the amount of One Million shares, and ISA or its assignee will be entitled to one demand registration right of the same nature to which ISA is entitled in connection with the stock it receives under the Multi-Party Agreement.

           2.2 Additional Orders for Additional Shares. On or before July 24, 1996, ISA shall place with Coded a binding purchase order for an additional One Million

CUSIP No.  19-1908102                                       Page  34 of 37 Pages




                      Dollars (US $1,000,000) worth of Coded's goods and services and shall deposit Two Hundred Fifty Thousand Dollars (US $250,000) with Coded towards the purchase order. The purchase order will be credited towards the purchase orders referenced in the Multi-Party Agreement. In consideration of, and promptly on receipt of, the additional purchase order and deposit described in the preceding sentence, Coded shall issue ISA or its assignee One Million shares of Coded's common stock. Such shares do not apply to the stock to be issued to ISA under Section
                      1.3 of the Multi-Party Agreement. The shares will be issued in the form of a single certificate in the name of ISA or its permitted assignee, and ISA or its assignee will be entitled to one demand registration right of the same nature to which ISA is entitled in connection with the stock it receives under the Multi-Party Agreement.

           3. Production of ISA Orders. Ing. Fernando Pliego, a representative of ISA, may inspect, monitor and coordinate Coded's production and delivery of products and services to ISA. Coded shall reimburse ISA Ten Thousand Dollars (US $10,000) per month for ISA's costs of retaining Mr. Pliego until Coded completes the products and services under the purchase orders made in accordance with
Section 1.2 above. Mr. Pliego will be granted access to the operations of Coded as reasonably necessary to inspect, monitor and coordinate such orders, except that Mr. Pliego will not be provided access to any areas, documents, or information relating to Coded's (or its subsidiaries') operations pursuant to contracts with the United States Department of Defense (the "DOD") or to any arcas, documents or information relating to material deemed classified by the DOD. Mr. Pliego will have no right to control any aspect of Coded's (or any of Coded's subsidiaries') operations and in no way may Mr. Pliego be deemed an agent or employee of Coded or any subsidiary of Coded. ISA is solely responsible for Mr. Pliego's employment and actions.

           4. Funding of ISA Loan and Exercise of Conversion Election. ISA shall make the Loan on or before July 24, 1996. ISA elects that the Loan immediately be converted to shares of Coded's common stock in accordance with Section 2.3 of the Multi-Party Agreement, so that immediately on Coded's receipt of the Loan funds: (a) Coded shall issue ISA or its assignee the shares of Coded's common stock required under the conversion provisions of Section 2.3 of the Multi-Party Agreement, (i.e., four million shares); and (b) the Loan is extinguished and Coded has no repayment obligation in connection with the Loan funds.

           5. No Shareholder Approval Required. This Agreement is effective immediately on mutual execution by ISA and Coded and no approval by Coded's shareholders is required. The enforceability of this Agreement is unaffected by any approval or disapproval by Coded's shareholders of the transactions contemplated by the Multi-Party Agreement.




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CUSIP No.  19-1908102                                       Page  35 of 37 Pages




           6. ISA's Rights as Shareholder. Upon ISA's or its assignee's receipt of the shares issued to it under this Agreement, ISA will own all legal and beneficial right, title and interest in and to the shares, subject to the rights of no other person or entity, and ISA will have all rights of a common-stock shareholder in Coded, including the right to vote its shares.

           7. Waiver of Conversion Price Reduction Under Debenture. RenCap waives the provisions of Paragraph 5(b)(i) and (ii) of the Coded 12% Convertible Debentures as such provisions would apply to the issuance of Coded's shares under this Agreement, notwithstanding the fact that the shares being issued to ISA in connection with this Agreement are at a value per share less than the conversion price set forth in the Coded 12% Convertible Debentures.

           8. Miscellaneous.

           8.1 Governing Law, Venue and Jurisdiction. This Agreement is governed by and construed in accordance with the laws of the State of California, irrespective of California's choice-of-law principles. All actions and proceedings arising in connection with this Agreement must be tried and litigated exclusively in the State and Federal courts located in the County of San Diego, State of California, which courts have personal jurisdiction and venue over each of the parties to this Agreement for the purpose of adjudicating all matters arising out of or related to this Agreement. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this paragraph by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.

           8.2 Further Assurances. Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

           8.3        Counterparts.   This   Agreement   may  be   executed   in
                      counterparts, each of which is deemed an original and all of which together constitute one document.

           8.4 Time of Essence. Time and strict and punctual performance are of the essence with respect to each provision of this Agreement.

           8.5        Attorney's   Fees.  The   prevailing   party(ies)  in  any
                      litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding ("Proceeding") relating

CUSIP No.  19-1908102                                       Page  36 of 37 Pages




                      to the enforcement or interpretation of this Agreement may recover from the unsuccessful party(ies) all costs, expenses, and actual attorney's fees (including expert witness and other consultants' fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including, without limitation, one to enforce or collect any judgment or award resulting form the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and actual attorney's fees.

           8.6 Modification. This Agreement may be modified only by a contract in writing executed by the party to this Agreement against whom enforcement of the modification is sought.

           8.7 Prior Understandings. This Agreement and all documents specifically referred to and executed in connection with this Agreement: (a) contain the entire and final agreement of the parties to this Agreement with respect to the subject matter of this Agreement, and (b) supersede all negotiations, stipulations, understandings, agreements, representations and warranties, if any, with respect to such subject matter, which precede or accompany the execution of this Agreement.

           8.8 Partial Invalidity. Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability.

           8.9 Successors-in-Interest and Assigns. This Agreement is binding on and inures to the benefit of the successors-in-interest and assigns of each party to this Agreement.


CODED COMMUNICATIONS CORPORATION,
a California corporation

By:    /s/ John Robinson
     --------------------------
      John Robinson, President and Chief Executive Officer

CUSIP No.  19-1908102                                       Page  37 of 37 Pages




GRUPO INFORMATION, SATELLITES & ADVERTISING, S.A. de C.V.


By:    /s/ Hugo Camou
     --------------------------
       Hugo Camou, President


RENAISSANCE CAPITAL PARTNERS II LTD.


By:    Renaissance Capital Group, Inc., its Managing General Partner

       By:     /s/ Gene Roelke
           --------------------------
            Gene Roelke, Executive Vice-President